Exhibit 99.1

Genmab to Broaden and Strengthen Oncology Portfolio with Acquisition of ProfoundBio

Company Announcement

●	Genmab to acquire ProfoundBio for USD 1.8 billion in cash
●	Acquisition will give Genmab worldwide rights to three candidates in clinical development, including rinatabart sesutecan (Rina-S), plus ProfoundBio’s novel antibody-drug conjugate (ADC) technology platforms
●	Rina-S is a novel, next-generation, potential best-in-class Topo1 ADC targeting folate receptor alpha (FRα) in development for the treatment of ovarian cancer and other solid tumors
●	Genmab to host conference call today at 1:00 PM CEST / 12:00 PM BST / 7:00 AM EDT

COPENHAGEN, Denmark and SEATTLE, Washington; April 3, 2024 – Genmab A/S (Nasdaq: GMAB) and ProfoundBio, Inc. announced today that the companies have entered into a definitive agreement for Genmab to acquire ProfoundBio in an all-cash transaction. ProfoundBio is a privately-owned clinical-stage biotechnology company developing next-generation ADCs and ADC technologies for the treatment of certain cancers, including ovarian cancer and other FRα-expressing solid tumors. Genmab will acquire ProfoundBio for USD 1.8 billion in cash, payable at closing (subject to adjustment for ProfoundBio’s closing net debt and transaction expenses).

The transaction will further broaden Genmab’s mid- to late-stage clinical pipeline and strengthen and complement Genmab’s already validated suite of proprietary technology platforms. The acquisition will give Genmab worldwide rights to ProfoundBio’s portfolio of next-generation ADCs, which consists of three clinical and multiple preclinical programs including Rina-S, a potential best-in-class, clinical-stage, FRα-targeted, Topo1 ADC, currently in Phase 2 of a Phase 1/2 clinical trial, for the treatment of ovarian cancer and other FRα-expressing solid tumors. In addition, the combination of ProfoundBio’s novel ADC technology platforms with Genmab’s proprietary antibody platforms will potentially create new opportunities to generate and develop new medicines with the potential to transform the treatment of cancer and improve the lives of patients.

The addition of Rina-S to Genmab’s portfolio will enable Genmab to deepen its presence in the gynecologic oncology space and establish a firm foundation in solid tumors. As a potential best-in-class ADC, Rina-S aims to address a broader patient population than first-generation FRα-targeted ADCs. Based on the data from the ongoing Phase 1/2 clinical trial Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors. In January 2024, the U.S. Food and Drug Administration (U.S. FDA) granted Fast Track designation to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

“The proposed acquisition of ProfoundBio firmly aligns with our long-term strategy and our ambitious 2030 vision, to impact the lives of patients through innovative antibody medicines,” said Jan van de Winkel, Ph.D., President and Chief Executive Officer of Genmab. “We believe that ProfoundBio’s ADC candidates, proprietary technology platforms and talented team will be a great addition to Genmab and that, together, we will be able to accelerate the development of innovative, differentiated antibody therapies for cancer patients.”

“Genmab shares our team’s mission of developing novel therapies to improve outcomes for cancer patients. Genmab’s deep expertise in antibody drug development and commercialization makes this a compelling union that will allow us to rapidly develop and realize the full potential of our ADC therapies to benefit patients,” said Baiteng Zhao, Ph.D., ProfoundBio’s co-founder, Chief Executive Officer and Chairman of the Board.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 26
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/3
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab to Broaden and Strengthen Oncology Portfolio with Acquisition of ProfoundBio

Details of the Transaction

The proposed transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the first half of 2024. The closing of the proposed transaction is subject to the satisfaction of customary closing conditions.

Following today’s announcement, Genmab’s operating expenses before expenses incurred by it in connection with the proposed transaction are now anticipated to be at or moderately above the upper end of the previously disclosed guidance range of DKK 12.4 -13.4 billion. The anticipated increase reflects the incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S. Genmab’s revenue guidance is unchanged and expected to be in the previously disclosed guidance range of DKK 18.7 – 20.5 billion. We expect to update our guidance no later than in connection with Genmab’s second quarter 2024 earnings.

Goldman Sachs International is acting as sole financial advisor to Genmab in this transaction and Shearman & Sterling LLP, Simmons & Simmons LLP and Kromann Reumert are its legal advisors.

BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as financial advisors to ProfoundBio in this transaction and Cooley LLP, Travers Thorp Alberga and Jun He Law Offices are its legal advisors.

Conference Call Details
Genmab will hold a conference call to discuss the transaction today, April 3 at 1:00 PM CEST / 12:00 PM BST / 7:00 AM EDT. To join the call please use the following registration link: https://register.vevent.com/register/BI9da0549848d848cdaa4b6cd96079bafd. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN. To listen to a live webcast of the call please use the following link: https://edge.media-server.com/mmc/p/fxctprh2. An archive of the webcast and relevant slides will be available at https://www.Genmab.com/investors/.

About Genmab
Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative, and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies, and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S., and Tokyo, Japan. For more information, please visit Genmab.com and follow us on LinkedIn and X.

About ProfoundBio

ProfoundBio is a clinical-stage biotechnology company focused on the development of novel antibody-based therapeutics for patients with cancer. Built on internally developed, innovative, and proprietary technology platforms, ProfoundBio has developed a pipeline consisting of multiple ADC drug candidates targeting solid tumors and hematological malignancies. The company's disclosed development pipeline consists of rinatabart sesutecan (Rina-S; PRO1184), an ADC targeting FRα; PRO1160, an ADC targeting CD70; PRO1107, an ADC targeting PTK7; and PRO1286, a bispecific ADC targeting EGFR and cMET. ProfoundBio is headquartered in Seattle, Washington with an R&D center of innovation in Suzhou, China.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 26
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/3
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab to Broaden and Strengthen Oncology Portfolio with Acquisition of ProfoundBio

Contacts:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth or to realize the anticipated benefits of acquisitions, including of ProfoundBio, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 26
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 3/3
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122